UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 31)*

Urstadt Biddle Properties Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

917286106
(CUSIP Number)

Willing L. Biddle
President and Chief Executive Officer
Urstadt Biddle Properties Inc.
321 Railroad Avenue
Greenwich, Connecticut  06830
(203) 863-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

May 17, 2023 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d‑1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 917286106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Urstadt Property Company, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

Not Applicable

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

3,286,578

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

3,286,578

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,286,578

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.7%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 917286106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Elinor F. Urstadt

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

Not Applicable

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

306,050

	8	SHARED VOTING POWER

3,787,148

	9	SOLE DISPOSITIVE POWER

306,050

	10	SHARED DISPOSITIVE POWER

3,787,148

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,093,198

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.5%

14		TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 917286106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Urstadt Realty Associates Co LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

Not Applicable

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

1,942,431

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

1,942,431

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,942,431

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.8%

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 917286106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Urstadt Realty Shares II L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

Not Applicable

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

455,721

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

455,721

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

455,721

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 917286106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Willing L. Biddle

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

4,479,570

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

4,479,570

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,479,570

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.2%

14		TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 917286106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Catherine U. Biddle

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

Not Applicable

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

4,479,570

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

4,479,570

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,479,570

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.2%

14		TYPE OF REPORTING PERSON (See Instructions)

IN

EXPLANATORY NOTE

INTRODUCTION

This Statement on Schedule 13D constitutes Amendment No. 31 to the Schedule 13D dated September 10, 1987, as amended by Amendment Nos. 1 through 30 (the “Schedule 13D”) and is being filed to amend and supplement Items 2, 4, 5, 6 and 7, as set forth below. This Amendment No. 31 is being filed on behalf of: (i) Urstadt Property Company, Inc., a Delaware corporation (“UPCO”), (ii) Elinor F. Urstadt, in her personal capacity and as the executor of the estate of Charles J. Urstadt, (iii) Urstadt Realty Associates Co LP, a Delaware limited partnership (“URACO”), by UPCO as its sole general partner, (iv) Urstadt Realty Shares II L.P., a Delaware limited partnership (“URS II”), by UPCO as its sole general partner, (v) Willing L. Biddle and (vi) Catherine U. Biddle. The reporting persons set forth in (i) – (vi) of the preceding sentence are sometimes hereinafter collectively referred to as the “Reporting Persons”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2.                            Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

UPCO is a Delaware corporation and is a real property holding company. Mrs. Urstadt and the Estate of Charles J. Urstadt own a controlling amount of the outstanding voting securities of UPCO. The  principal office and business address of UPCO is 2 Park Place, Bronxville, New York 10708. The respective names, business addresses, present  principal occupations or employment and citizenships of each director and executive officer of UPCO are set forth on Schedule I hereto.

Mrs. Urstadt’s business address is 2 Park Place, Bronxville, New York 10708. Mrs. Urstadt is a citizen of the United States and her present principal occupation is trustee of the Urstadt Conservation Foundation (the “Foundation”).

URACO is a Delaware limited partnership formed for estate planning purposes and for the purpose of consolidating, holding and voting a number of the shares of Common Stock and Class A Common Stock of the Issuer held by UPCO, Mr. Urstadt, Mrs. Urstadt, the Catherine Urstadt Biddle Irrevocable Trust and the Charles D. Urstadt Irrevocable Trust. UPCO is the sole general partner of URACO. The  principal business address of URACO is 2 Park Place, Bronxville, New York 10708.

URS II is a Delaware limited partnership formed for estate planning purposes and for the purposes of consolidating, holding and voting a number of the shares of Common Stock of the Issuer held by UPCO and Mr. Urstadt. UPCO is the sole general partner of URS II. The  principal business address of URS II is 2 Park Place, Bronxville, New York 10708.

Mr. Biddle’s business address is 321 Railroad Avenue, Greenwich, Connecticut 06830. Mr. Biddle is a citizen of the United States and his present principal occupation is President and Chief Executive Officer of the Issuer.

Ms. Biddle’s business address is 321 Railroad Avenue, Greenwich, Connecticut 06830. Ms. Biddle is a citizen of the United States and her present principal occupation is Executive Vice President and Secretary of UPCO and Executive Vice President and Secretary of Two Park Place Corp.

During the past five years, none of the Reporting Persons or the persons set forth on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.                            Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following information:

Merger Agreement

On May 17, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Regency Centers Corporation, a Florida corporation (“Regency”), Hercules Merger Sub, LLC, a Maryland limited liability company and a wholly owned subsidiary of Regency (“Merger Sub”), UB Maryland I, Inc., a Maryland corporation and a direct wholly owned subsidiary of the Issuer (“Hermes Sub I”), and UB Maryland II, Inc., a Maryland corporation and a direct wholly-owned subsidiary of Hermes Sub I (“Hermes Sub II”), pursuant to which, in accordance with the terms, and subject to the conditions, set forth therein, (a) Hermes Sub II will be merged with and into the Issuer (the “First Merger”), with the Issuer surviving the First Merger as a wholly owned subsidiary of Hermes Sub I, and (b) following the First Merger, Hermes Sub I will be merged with and into Merger Sub (the “Second Merger” and together with the First Merger, the “Mergers”), with Merger Sub being the surviving entity in the Second Merger.

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the First Merger (the “First Merger Effective Time”), each share of the Issuer’s Common Stock and Class A Common Stock (the Class A Common Stock and, together with the Common Stock, the “Issuer Common Shares”), 6.25% Series H Cumulative Redeemable Preferred Stock and 5.875% Series K Cumulative Redeemable Preferred Stock will be converted into one equivalent share in Hermes Sub I, with respect to each class, subject to limited exceptions set forth in the Merger Agreement. Immediately thereafter, at the effective time of the Second Merger (the “Second Merger Effective Time”), each share of Hermes Sub I’s common stock, par value $0.01 per share, and class A common stock, par value $0.01 per share, will be converted into 0.347 (the “Exchange Ratio”) of a share of common stock, par value $0.01 per share, of Regency (“Regency Common Stock”), without interest and subject to certain adjustments (“Merger Consideration”), subject to limited exceptions set forth in the Merger Agreement, and each share of Hermes Sub I’s 6.25% Series H Cumulative Redeemable Preferred Stock and 5.875% Series K Cumulative Redeemable Preferred Stock will be converted into one share of newly issued Regency 6.25% Series A Cumulative Redeemable Preferred Stock (“Regency Series A Preferred Stock”) and 5.875% Series B Cumulative Redeemable Preferred Stock (“Regency Series B Preferred Stock”), respectively having materially the same terms as the Issuer's corresponding series of preferred stock. The Merger Agreement also provides that each share of the Issuer’s restricted Common Stock will be converted into an equivalent share of restricted Hermes Sub I common stock at the First Merger Effective Time and will fully vest and convert into the right to receive the Merger Consideration at the Second Merger Effective Time.

The consummation of the Mergers is subject to various conditions, including, among others, customary conditions relating to: (a) the approval of the Mergers and the other transactions contemplated by the Merger Agreement by the affirmative vote of the holders of Issuer Common Shares representing a majority of all votes entitled to be cast on the matter at the meeting of the Issuer’s stockholders held for that purpose; (b) the effectiveness of a registration statement on Form S-4 to register the issuance of Regency Common Stock, Regency Series A Preferred Stock and Regency Series B Preferred Stock in connection with the Mergers; (c) no statute, rule or regulation that makes illegal the consummation of the Mergers having been enacted, issued, enforced, promulgated or enacted and remaining in effect, and no order or injunction of a court of competent jurisdiction being in effect that prohibits the consummation of the Mergers; (d) the shares of Regency Common Stock, Regency Series A Preferred Stock and Regency Series B Preferred Stock to be issued in the Second Merger have been approved for listing on Nasdaq; (e) each of the articles of amendment classifying the Regency Series A Preferred Stock and Regency Series B Preferred Stock have been filed with and accepted for record by the Florida Department of State; (f) no Company Material Adverse Effect (as defined in the Merger Agreement) having occurred since the date of the Merger Agreement; (g) no Parent Material Adverse Effect (as defined in the Merger Agreement) having occurred since the date of the Merger Agreement; and (h) the receipt of tax opinions relating to the status as a real estate investment trust of each of Regency and the Issuer and the tax-free nature of the transaction. The respective obligation of each of Regency and the Issuer to effect the Mergers is also conditioned on the accuracy of the other’s representations and warranties (subject to certain materiality exceptions) and the other’s performance and compliance with, in all material respects, the agreements, obligations and covenants required to be performed by it under the Merger Agreement at or prior to closing of the Mergers.

The Merger Agreement also contains customary representations, warranties and covenants of the Issuer, Hermes Sub I, Hermes Sub II, Regency and Merger Sub for a transaction of this nature, including covenants regarding the operation of the business of both the Issuer and its subsidiaries prior to the closing of the Mergers. Regency and the Issuer have also agreed to coordinate the timing of their regular quarterly dividends prior to the closing of the Mergers. In furtherance of the foregoing, the Issuer has agreed that its next dividend declared to holders of Issuer Common Shares will have a record date of June 14, 2023, payable on July 6, 2023, and will be prorated (in an amount equal to (2.5 divided by 3) multiplied by the quarterly dividend for each class of the Issuer Common Shares) to take into account the shorter period covered from the prior Issuer record date to June 14, 2023 as compared to the Issuer’s regular quarterly dividend timing. Also, each party is permitted to declare certain REIT dividends, if necessary, subject to an adjustment to the Exchange Ratio in accordance with the Merger Agreement.

As promptly as practicable after the First Merger Effective Time, the Issuer’s Common Stock, Class A Common Stock, 6.25% Series H Cumulative Redeemable Preferred Stock and 5.875% Series K Cumulative Redeemable Preferred Stock will be delisted from the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended.
The foregoing description of the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 2 and is incorporated by reference herein.

Voting Agreement

On May 17, 2023, the Reporting Persons, in their respective capacities as record or beneficial owners of Issuer Common Shares, entered into a Voting Agreement (the “Voting Agreement”), with the Issuer and Regency, pursuant to which and on the terms and subject to the conditions thereof, among other things, the Reporting Persons have agreed to vote (or cause to be voted) all of the Issuer Common Shares owned of record or beneficially by the Reporting Persons as of the date of the Merger Agreement and any additional Issuer Common Shares of which any such Reporting Persons acquires record or beneficial ownership after the date of the Merger Agreement (collectively, the “Covered Shares”) (a) in favor of any proposal to approve the Mergers (or any similar proposal required to be approved in order for either of the Mergers to be consummated) and (b) against (i) any action or agreement that would reasonably be expected to result in any of the conditions to the Issuer’s obligations to complete the Mergers not being fulfilled or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or (ii) any Company Acquisition Proposal (as defined in the Merger Agreement). The Reporting Persons have also agreed not to transfer the Covered Shares. The Voting Agreement expires on the earliest of (A) the Second Merger Effective Time, (B) when the Issuer’s board of directors, in accordance with the terms of the Merger Agreement, changes its recommendation that the Issuer’s stockholders vote to approve the Mergers and (C) such time as the Merger Agreement is terminated in accordance with the terms of the Merger Agreement.

The foregoing description of the Voting Agreement is qualified in its entirety by the full text of the Voting Agreement, which is attached hereto as Exhibit 3 and is incorporated by reference herein.

Item 5.                            Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	In her capacity as executor of Mr. Charles J. Urstadt’s estate, Mrs. Urstadt may be deemed to have beneficial ownership of the 125,000 shares of Common Stock in Mr. Urstadt’s estate.

Mrs. Urstadt is the direct beneficial owner of 76,050 shares of Common Stock and has the power to vote or direct the voting of and to dispose or direct the disposition of an additional 105,000 shares of Common Stock held by the Foundation, representing a total of 181,050 shares of Common Stock.

Mrs. Urstadt also may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of (i) the 220,000 shares of Common Stock held by the Charles J. Urstadt 2012 Family Trust, of which she and Mrs. Biddle are co-trustees, (ii) the 280,570 shares of Common Stock held by the Marital Deduction Trust UA V under the Will, of which she and Mrs. Biddle are co-trustees, (iii) the 888,426 shares of Common Stock directly held by UPCO, (iv) the 1,942,431 shares of Common Stock held by URACO, of which UPCO is the general partner, and (v) the 455,721 shares of Common Stock held by URS II, of which UPCO is the general partner. Mrs. Urstadt and the estate of Mr. Urstadt own a controlling amount of the outstanding voting securities of UPCO. Together with the shares of Common Stock over which she may be deemed to have beneficial ownership as executor of Mr. Urstadt’s estate and the shares of Common Stock over which she exercises sole power, Mrs. Urstadt beneficially owns 4,093,198 shares of Common Stock, or 39.5% of the 10,358,591 shares of Common Stock outstanding as of May 15, 2023.

UPCO is the direct beneficial owner of 888,426 shares of Common Stock, which, when added to the 1,942,431 shares of Common Stock held by URACO and the 455,721 shares of Common Stock held by URS II, results in UPCO beneficially owning 3,286,578 shares of Common Stock, or 31.7% of the 10,358,591 shares of Common Stock outstanding as of May 15, 2023.

URACO is the direct beneficial owner of 1,942,431 shares of Common Stock, or 18.8% of the 10,358,591 shares of Common Stock outstanding as of May 15, 2023.

URS II is the direct beneficial owner of 455,721 shares of Common Stock, or 4.4% of the 10,358,591 shares of Common Stock outstanding as of May 15, 2023.

Mr. Biddle is the direct beneficial owner of 1,395,576 shares of Common Stock individually, and Mrs. Biddle is the direct beneficial owner of 18,944 shares of Common Stock individually. When these shares are added to (i) the 5,163 shares of Common Stock owned by the P.T. Biddle (Deceased) IRA for the benefit of Willing Biddle, (ii) the 906,024 shares of Common Stock owned by the Catherine U. Biddle 2012 Dynasty Trust, for which Mr. Biddle is the sole trustee, (iii) the 1,070 shares of Common Stock held by the Charles and Phoebe Biddle Trust UAD 12/20/93 for the benefit of the issue of Mr. Biddle, (iv) the 21,000 shares of Common Stock held by Trust UW PTB Art 4.1, (v) the 1,181,223 shares owned by the Willing L. Biddle 2012 Dynasty Trust for which Mrs. Biddle is the sole trustee, (vi) the 280,570 shares owned by the Marital Deduction Trust UA V under the Will, for which Mrs. Biddle is a co-trustee with Mrs. Urstadt, (vii) the 220,000 shares of Common Stock held by the Charles J. Urstadt 2012 Family Trust, for which Mrs. Biddle is a co-trustee with Mrs. Urstadt, and (viii) the 450,000 owned by the Elinor F. Urstadt 2016 Gift Trust, for which Mrs. Biddle is a trustee, Mr. Biddle and Mrs. Biddle beneficially own 4,479,570 shares of Common Stock, or 43.2% of the 10,358,591 shares of Common Stock outstanding as of May 15, 2023.

(b)
UPCO and Mrs. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 888,426 shares of Common Stock directly owned by UPCO in view of the fact that Mrs. Urstadt and the estate of Mr. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

UPCO and Mrs. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 1,942,431 shares of Common Stock directly owned by URACO in view of the fact that UPCO is the sole general partner of URACO, and that Mrs. Urstadt and the estate of Mr. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

UPCO and Mrs. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 455,721 shares of Common Stock directly owned by URS II in view of the fact that UPCO is the sole general partner of URS II, and that Mrs. Urstadt and the estate of Mr. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

Mrs. Urstadt disclaims beneficial ownership of any shares held by the Foundation, but may be deemed to have sole power to vote or direct the voting of and to dispose of or direct the disposition of the 105,000 shares of Common Stock directly owned by the Foundation in view of the fact that Mrs. Urstadt is the sole trustee of the Foundation.

Mr. Biddle and Mrs. Biddle may each be deemed to have shared power to vote and direct the voting of and to dispose of or direct the disposition of shares owned by the other, as they are spouses.

(c)
Except as set forth in this Schedule 13D, as amended, none of UPCO, Mrs. Urstadt, URACO, URS II, Mr. Biddle or Mrs. Biddle or, to the best knowledge of such parties, any of the persons listed on Schedule I to the Schedule 13D, owns any shares of Common Stock or has purchased or sold any shares of Common Stock during the past 60 days.

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to add the information set forth, or incorporated by reference, in Item 4 and Item 5 of this Schedule 13D, which is hereby incorporated by reference.

Item 7.                            Material to Be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby supplemented as follows:

1.	Joint Filing Agreement, dated May 19, 2023.
2.
Agreement and Plan of Merger, dated as of May 17, 2023, by and among Urstadt Biddle Properties Inc., Regency Centers Corporation, Hercules Merger Sub, LLC, UB Maryland I, Inc., and UB Maryland II, Inc. (incorporated by reference to Exhibit 2.1 to Urstadt Biddle Properties Inc.’s Current Report on Form 8-K, as filed on May 18, 2023).

3.
Voting Agreement, dated as of May 17, 2023, by and among Urstadt Biddle Properties Inc., Regency Centers Corporation, Urstadt Property Company, Inc., Elinor F. Urstadt, Urstadt Realty Associates Co LP, Urstadt Realty Shares II L.P., Willing L. Biddle and Catherine U. Biddle (incorporated by reference to Exhibit 10.1 to Urstadt Biddle Properties Inc.’s Current Report on Form 8-K, as filed on May 18, 2023).

SIGNATURES

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2023

URSTADT PROPERTY COMPANY, INC.
By:	/s/ Charles D. Urstadt
Name:	Charles D. Urstadt
Title:	Chairman of the Board and President

/s/ Elinor F. Urstadt
Elinor F. Urstadt

URSTADT REALTY ASSOCIATES CO LP By: URSTADT PROPERTY COMPANY, INC., Its sole general partner
By:	/s/ Charles D. Urstadt
Name:	Charles D. Urstadt
Title:	Chairman of the Board and President

URSTADT REALTY SHARES II L.P. By: URSTADT PROPERTY COMPANY, INC., Its sole general partner
By:	/s/ Charles D. Urstadt
Name:	Charles D. Urstadt
Title:	Chairman of the Board and President

/s/ Willing L. Biddle
Willing L. Biddle

/s/ Catherine U. Biddle
Catherine U. Biddle

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF URSTADT PROPERTY COMPANY, INC.

Set forth below is the name, present principal occupation or employment and citizenship of each director and executive officer of Urstadt Property Company, Inc. The principal business address of each individual listed below is 2 Park Place, Bronxville, New York 10708.

Name and Title	Present Principal Occupation or Employment	Citizenship

Charles D. Urstadt Chairman of the Board and President	Chairman of the Board and President of Urstadt Property Company, Inc.; Chairman of the Board and President of Two Park Place Corp.	United States

Catherine Urstadt Biddle Executive Vice President and Secretary	Executive Vice President and Secretary of Urstadt Property Company, Inc.; Executive Vice President and Secretary of Two Park Place Corp.	United States

Elinor P. Biddle Vice President	Vice President of Urstadt Property Company, Inc.	United States

Patricia Gisolfi Treasurer	Assistant Secretary and Treasurer of Urstadt Property Company, Inc.; Assistant Secretary and Treasurer of Two Park Place Corp.	United States

Exhibit 1

AGREEMENT

The undersigned hereby agree that this Amendment No. 31 to the Schedule 13D with respect to the beneficial ownership of shares of Common Stock of Urstadt Biddle Properties Inc. is filed jointly, on behalf of each of them.

Dated:  May 19, 2023

URSTADT PROPERTY COMPANY, INC.
By:	/s/ Charles D. Urstadt
Name:	Charles D. Urstadt
Title:	Chairman of the Board and President

/s/ Elinor F. Urstadt
Elinor F. Urstadt

URSTADT REALTY ASSOCIATES CO LP By: URSTADT PROPERTY COMPANY, INC., Its sole general partner
By:	/s/ Charles D. Urstadt
Name:	Charles D. Urstadt
Title:	Chairman of the Board and President

URSTADT REALTY SHARES II L.P. By: URSTADT PROPERTY COMPANY, INC., Its sole general partner
By:	/s/ Charles D. Urstadt
Name:	Charles D. Urstadt
Title:	Chairman of the Board and President

/s/ Willing L. Biddle
Willing L. Biddle

/s/ Catherine U. Biddle
Catherine U. Biddle